April 4, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Ms. Cheryl Grant
Mr. Kyle Moffatt
Ms. Sharon Virga

RE:	Infinera Corporation
Registration Statement on Form S-1
Filed on February 26, 2007
File No. 333-140876

Ladies and Gentlemen:

On behalf of Infinera Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 26, 2007, relating to the Company’s Registration Statement on Form S-1 (File No. 333-140876) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against the Registration Statement filed on February 26, 2007).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to the page of Amendment No. 2, as applicable.

1.

With regard to your enterprise value allocation method, please tell us in more detail how you allocated the determined enterprise fair value to your different classes of stock, including your convertible preferred stock and common stock. We refer you

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

to Chapter 10 of the AICPA Audit and Accounting Practice Aid Series “Valuation of Privately-Held-Company Equity Securities Issues as Compensation.”

RESPONSE: As part of its enterprise value allocation method, the Company valued its common stock on a per share basis utilizing a probability weighted scenario analysis. The common stock per-share value is based on two possible future liquidity scenarios: (1) a scenario where an IPO is not completed (the “No IPO liquidity scenario”) and (2) a scenario where an IPO is completed (the “IPO liquidity scenario”).

In the no IPO liquidity scenario, the common stock per-share value is based on the Black-Scholes option-pricing model and represents the current nominal value of the common stock plus its option value for potential future increases in the Company’s value until a liquidity event.

In the no IPO liquidity scenario, the Company used a methodology for allocating the estimated aggregate value to each security. The Company first assigned a value to each series of preferred stock and then analyzed the remaining equity securities and apportioned the remaining enterprise value to the remaining equity securities. The Company considered the rights, preferences and privileges of each security, including the liquidation and conversion rights, and the manner in which the value of each security affects the other securities.

In the no IPO liquidity scenario, a large proportion of the Company’s enterprise value is apportioned to the Company’s preferred stock because the aggregate liquidation preference is approximately $325.2 million and each series of the Company’s preferred stock participates with the common stock up to certain caps after the payment of the aggregate liquidation preference.

In the IPO liquidity scenario, options and warrants are valued based solely on the Black-Scholes option-pricing model. The aggregate value related to options and warrants are subtracted from the aggregate equity value of the Company for purposes of determining the preferred stock and common stock values on an as-if converted, per share basis.

In the IPO liquidity scenario, after accounting for the value of the options and warrants, the remaining enterprise value is apportioned equally among the shares of common stock and each series of preferred stock (taking into account that the Series A preferred stock converts into common stock on a 1.0330:1 basis, the Series B preferred stock converts into common stock on a 1.1209:1 basis and the Series C preferred stock converts into common stock on a 1.1839:1 basis), which causes the Company’s common stock to have a higher relative value per share.

2.	For stock options issued since January 1, 2006, please revise your disclosures to:

•	Discuss how you determined the fair value of your common stock at each grant date, including your determination of enterprise value and the valuation of convertible preferred versus common stock;

•	Identify and quantify each factor that contributed to the changes in fair value of common stock at each grant date; and

•	Discuss the reasons for any variance between your common stock valuation and the expected initial public offering price.

RESPONSE: In response to the Staff’s comment, we have revised pages 41 and 42 of the Registration Statement to discuss how the Company’s board of directors determined the fair value of the Company’s common stock at each grant date, identifying the factors that contributed to the determination of the fair value of the Company’s common stock and the key reasons for the variances between the Company’s common stock valuation and the expected initial public offering price.

* * * *

Securities and Exchange Commission

Re: Infinera Corporation

April 4, 2007

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Matthew W. Sonsini (650-565-3688) or me (650-565-3539). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Sonsini at 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/    Richard A. Kline

Richard A. Kline

cc:	Jagdeep Singh
Duston M. Williams
Michael O. McCarthy III
Larry W. Sonsini
Matthew W. Sonsini
Eric C. Jensen
John T. McKenna
Nicole Brookshire